ML CAPITAL GROUP, INC.
STATEMENTS OF CASH FLOW
FOR THE FIVE MONTHS ENDED MAY 31, 2011 AND 2010
AND FROM DATE OF INCEPTION (SEPTEMBER 17, 2009) TO MAY 31, 2011
(UNAUDITED)

	May 31, 2011	May 31, 2010	From Date of Inception (September 17, 2009) to May 31, 2011
Net Income (Loss)	$ (14,884)	$ (718)	$ (15,602)
Adjustments to reconcile net income to net cash provided by (used by) operating activities:			
Officers' compensation for stock	4,800	-	4,800
Stock for outside services	1,450	-	1,450
Increase (decrease) in accounts payable	8,000	-	8,000
Net cash provided by (used in) operating activities	(634)	(718)	(1,352)
Cash flows from investing activities			
No investing activities	-	-	-
Net cash provided by (used in) investing activities	-	-	-
Cash flows from financing activities			
Cash for stock	1,250	12,925	14,175
Stock cancelled, cash returned	(1,000)		(1,000)
Due to Stockholders	24	470	494
Net cash provided by (used in) financing activities	274	13,395	13,669
Net increase (decrease) in cash and cash equivalents	(360)	12,677	12,317
Cash and cash equivalents at beginning of year	12,677	-	-
Cash and cash equivalents at end of year	$ 12,317	$ 12,677	$ 12,317

Supplemental And Non-Cash Information

Cash payments			
Interest expense	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -
Non-cash items			
Officers' compensation for stock	$ 4,800	$ -	$ 4,800
Outside services for stock	1,450	-	1,450
Total non-cash items	$ 6,250	$ -	$ 6,250

The accompanying notes are an integral part of these unaudited financial statements.